Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), August 18th, 2026

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company”, the “Corporation” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and article 147 No. 5 of Law No. 18,046 on Corporations:

In connection with the call to an Extraordinary Shareholders’ Meeting for the approval of an equity contribution commitment agreement (or Equity Support Agreement, the “ESA”) with its parent company, Empresas Copec S.A., Arauco reported, in a Material Fact notice dated last August 11th, the appointment of EY Consultores Limitada as independent evaluator, in order for it to report to the shareholders on the terms and conditions of the transaction, its effects and potential impact on Arauco, within the terms and periods described in No. 5 of article 147 of Law No. 18,046.

Hereby, in compliance with the rule just cited, it is reported that the Company received yesterday the Report issued by the aforementioned Independent Evaluator. This document will be available to the shareholders, as from today and until September 10th, on the Company’s website, www.arauco.com. Likewise, a copy of said document may be obtained by the shareholders of the Company at its domicile located at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago.

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Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chairman

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

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